ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
April 24, 2023
Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Aptus International Enhanced Yield ETF, formerly, International Drawdown Managed Equity ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Mr. Grzeskiewicz:
This letter responds to comments you provided to Joshua J. Hinderliter via telephone on April 6, 2023, in connection with the U.S. Securities and Exchange Commission (the “SEC”) staff’s (the “Staff’”) review of Post-Effective Amendment (“PEA”) No. 861 to the Trust’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 862 under the Investment Company Act of 1940, as amended, filed pursuant to Rule 485(a)(1) under the 1933 Act on March 2, 2023. PEA No. 861 was made for the purpose of making certain material changes to the Fund’s Registration Statement. Capitalized terms not defined herein have the definitions provided to them in the Registration Statement.
Comment 1.The Staff notes that the Fund’s strategy has changed and will invest primarily in ETFs. If appropriate, please revise the AFFE line in the fee table as applicable.
Response:    The Trust notes that while the Fund’s strategy has changed, it maintains the same aspect of its strategy with respect to investing in ETFs. The Trust has reviewed the Fund’s investments and confirms that the current AFFE line in the fee table is accurate.
Comment 2.With respect to the disclosure, “In order to generate income, the Fund typically invests approximately 10% of its net assets in ELNs.” - please clarify, if true, that the notional value of such investments may exceed 10%.
Response:    The Trust confirms that the notional value of the Fund’s ELN investments will always be equal to the value of the ELNs used by the Fund to calculate its net asset value. Consequently, no change has been made in response to this comment.
Comment 3.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

Comment 4.Please confirm that the Fund did not revise its concentration policy without shareholder approval.
Response:    The Trust confirms that the Fund did not revise its concentration policy without shareholder approval.

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If you have any questions regarding the above response, please do not hesitate to contact me at josh.hinderliter@usbank.com.
Sincerely,

/s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Secretary
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